CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF THE

SERIES A PERPETUAL, NON-VOTING, NON-CONVERTIBLE PREFERRED STOCK
($1,000 liquidation preference per share)
OF
TEAMSHARES INC.
Pursuant to Section 151 of the
General Corporation Law of the State of Delaware
TEAMSHARES INC., a Delaware corporation (the “Corporation”), HEREBY CERTIFIES that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Section 151(g) of the General Corporation Law of the State of Delaware pursuant to the authority conferred upon the Board of Directors by the provisions of the Second Amended and Restated Certificate of Incorporation of the Corporation:
RESOLVED, that the Corporation be, and hereby is, authorized to issue a new series of its preferred stock, par value $0.0001 per share, with an Initial Liquidation Preference, in the aggregate, of up to $300,000,000, on the following terms and with the following designations, powers, preferences and rights:
Section 1.Designation and Amount. The series of preferred stock, par value $0.0001 per share, shall be designated as the “Series A Perpetual, Non-Voting, Non-Convertible Preferred Stock” (the “Series A Preferred Stock”). The Series A Preferred Stock shall be perpetual, subject to the provisions of Section 7 hereof. The authorized number of shares of the Series A Preferred Stock shall be 300,000 shares.
Section 2.Definitions.
“Accreted Liquidation Preference” shall mean, as of any date of determination, the Initial Liquidation Preference plus all Paid-in-Kind Dividends theretofore added thereto pursuant to Section 3(c).
“Acquisition-Related Preferred Securities” shall mean any preferred equity or equity-like security issued by a Subsidiary solely to the Corporation or a wholly owned Subsidiary in connection with the acquisition by the Corporation of an Operating Subsidiary; provided that no such securities may be issued to or held by any third party and no such securities may create or evidence any third-party claim that is senior to, on parity with or structurally senior to the Series A Preferred Stock; provided that the foregoing shall not prohibit the continued ownership by the applicable sellers of the minority interests in Operating Subsidiaries existing on the original issue date and disclosed in writing to the Purchasers before the Closing; provided, further, that no such interests may be increased, amended or modified in a manner adverse to the holders of the Series A Preferred Stock.
“Adjusted EBITDA” shall mean an amount equal to the consolidated net income (or loss) of the Corporation and its Subsidiaries determined in accordance with GAAP plus or minus, in each case as determined on a consolidated basis and to the extent included in determining consolidated net income (or loss) of the Corporation and its Subsidiaries, without duplication, (a) interest expense, (b) income taxes, (c) depreciation and amortization, (d) non-cash share-based compensation expense, (e) gains or losses on disposition of assets outside the ordinary course of business, (f) impairment charges and (g) non-cash gains or losses resulting from changes in the fair value of financial instruments; provided that no other adjustment or addback shall be made unless such adjustment or addback is consistent with the categories and methodology used in calculating the Corporation’s publicly reported pro forma Adjusted EBITDA as of the original issue date and is applied consistently from period to period.
“Agreement” shall mean the Perpetual, Non-Voting, Non-Convertible Preferred Stock Purchase Agreement, dated as of September 23, 2026, by and between the Corporation and the purchasers party thereto, as the same may be amended, supplemented or otherwise modified from time to time.
“Business Day” shall mean any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in New York are authorized or required by law or other governmental action to close.
“Capital Stock” shall mean any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.
“Dividend Period” means the period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date; provided that the initial Dividend Period shall be the period from and including the original issue date of the Series A Preferred Stock to, but excluding, the first Dividend Payment Date.
“Fixed Charges” shall mean, as of any date of determination, without duplication, the sum of (a) scheduled principal payments on debt for borrowed money made or required to be made during the immediately succeeding twelve month period (excluding any balloon, bullet, or similar principal payment at maturity), (b) deemed cash dividend on the Accreted Liquidation Preference in respect of the Series A Preferred Stock (based on the current applicable cash dividend rate, regardless of the Corporation’s actual cash or

PIK elections), and (c) annualized cash interest expense on all debt of the Corporation and its Subsidiaries outstanding as of the applicable test date (based on the interest rate as of the applicable test date).
“Fixed Charge Coverage Ratio” shall mean, as of any date of determination, the ratio of (a) LTM Pro Forma Adjusted EBITDA to (b) Fixed Charges, for such period.
“Initial Liquidation Preference” shall mean, with respect to each share of Series A Preferred Stock, $1,000 per share.
“i80 Facility” shall mean that certain Credit Agreement, dated as of May 4, 2021, among Teamshares Continuity Holdings LLC, Teamshares Inc, the lenders party thereto and Westmount Group LLC, as administrative agent and collateral agent, as amended, restated, modified or supplemented from time to time.
“Junior Stock” shall mean (i) the Common Stock and (ii) each other class or series of capital stock of the Corporation issued after the date hereof, the terms of which do not expressly provide that such capital stock shall rank either (x) senior to the Series A Preferred Stock as to dividend rights or rights upon the Corporation’s liquidation, winding-up or dissolution or (y) on a parity with the Series A Preferred Stock as to dividend rights and rights upon the Corporation’s liquidation, winding-up or dissolution; provided, however, that the term “Junior Stock” shall not include Acquisition-Related Preferred Securities.
“LTM Pro Forma Adjusted EBITDA” shall mean, as of any date of determination, Adjusted EBITDA for the twelve-month period ending on such date, adjusted on a pro forma basis to give effect to (a) each Operating Subsidiary acquired during such period as though such Operating Subsidiary had been acquired at the beginning of such period and (b) each Operating Subsidiary or other material business, division or line of business disposed of during such period as though such disposition had occurred at the beginning of such period. The pre-acquisition results included in LTM Pro Forma Adjusted EBITDA shall reflect pro forma financial information prepared in accordance with ASC 805 and presented in the notes to the Corporation’s consolidated financial statements, adjusted to conform to the requirements of Article 11 of Regulation S-X, including the application of appropriate transaction accounting adjustments. Notwithstanding the foregoing, LTM Pro Forma Adjusted EBITDA shall not include any projected, anticipated or unrealized synergies, cost savings, operating expense reductions, revenue enhancements or other prospective benefits of any acquisition or other transaction, and credit shall be given only for cost savings or other benefits actually realized and reflected in the consolidated results of operations of the Corporation and its Subsidiaries for the applicable period.

“Operating Subsidiary” shall mean a small- or medium-sized business that has been acquired, directly or indirectly, by the Corporation or one of its Subsidiaries and the ownership of which by the Corporation or such Subsidiary is represented by the ownership of Capital Stock of the parent or holding company of such business. As used herein, the term “Operating Subsidiary” shall mean such business as a whole, including, as the context may require, any and all legal entities and all assets that may from time to time constitute such business.
“Parity Stock” shall mean each class or series of capital stock of the Corporation ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up.
“Qualified i80 Resolution” shall mean either (i) consummation of a refinancing or extension of all outstanding obligations under the i80 Facility that provides for a final stated maturity no earlier than December 5, 2028, with no material scheduled maturity or mandatory repayment of principal prior thereto other than customary amortization, or (ii) repayment in full of the i80 Facility, subject to the covenants set forth herein.
“Step-Down Conditions” shall mean that each of the following conditions are satisfied simultaneously as of the most recently completed fiscal quarter prior to the applicable Step-Down Determination Date:
(i)LTM Pro Forma Adjusted EBITDA is at least $100,000,000;
(ii)the Total Net Leverage Ratio is less than 3.5 to 1.0;
(iii)the ratio of aggregate Accreted Liquidation Preference of all outstanding Series A Preferred Stock to LTM Pro Forma Adjusted EBITDA is less than 2.25 to 1.0; and
(iv)the Fixed Charge Coverage Ratio is greater than 1.5 to 1.0.
“Step-Down Determination Date” shall mean the date on which the Corporation delivers to the holders a compliance certificate demonstrating satisfaction or non-satisfaction of the Step-Down Conditions.
“Subsidiary” shall mean, with respect to the Corporation, any entity in which the Corporation, directly or indirectly, owns a majority of the outstanding Capital Stock, equity or similar interests or voting power of such entity, whether directly or through any other Subsidiary.
“Total Net Debt” means, as of any date of determination, the aggregate outstanding principal amount of all consolidated funded debt of the Corporation and its Subsidiaries (excluding the Accreted Liquidation Preference, and any Acquisition-Related Preferred Securities) that ranks senior to the Series A Preferred Stock, including debt of the

Corporation and its Subsidiaries at the parent entity level and at the operating subsidiary level, seller notes, warehouse or acquisition facilities and all other funded debt, less unrestricted cash and cash equivalents of the Corporation and its Subsidiaries on a consolidated basis; provided that, prior to a Qualified i80 Resolution, the minimum cash balance required under Section 9 shall not constitute unrestricted cash or be netted against Total Net Debt.
“Total Net Leverage Ratio” shall mean, as of any date of determination, the ratio of (a) Total Net Debt as of such date to (b) LTM Pro Forma Adjusted EBITDA.
Section 3.Dividends.
(a)Dividends on the Series A Preferred Stock shall accrue cumulatively, whether or not declared by the Board of Directors or any duly authorized committee thereof and whether or not assets are legally available for the payment thereof, from the original issue date, based on the Accreted Liquidation Preference of each share of the Series A Preferred Stock.
Subject to the terms of this Section 3, accrued dividends shall be payable quarterly in arrears, on January 1, April 1, July 1 and October 1 of each year (each such day on which dividends are payable, a “Dividend Payment Date”).
Dividends on each share of the Series A Preferred Stock shall accrue from the original issue date at a rate per annum determined as follows, subject to Section 7(b):
(i)for any Dividend Period during which the Step-Down Conditions (as defined below) are not satisfied as of the applicable Step-Down Determination Date, (A) 16.0% per annum on the Accreted Liquidation Preference if the Corporation elects to settle such dividends in cash, and (B) 18.0% per annum on the Accreted Liquidation Preference if the Corporation elects to settle such dividends in the form of Paid-in-Kind Dividends (the “Initial Rate”); and
(ii)for any Dividend Period during which the Step-Down Conditions are satisfied as of the applicable Step-Down Determination Date, (A) 14.5% per annum on the Accreted Liquidation Preference if the Corporation elects to settle such dividends in cash, and (B) 17.5% per annum on the Accreted Liquidation Preference if the Corporation elects to settle such dividends in the form of Paid-in-Kind Dividends (the “Step-Down Rate”).
For any Dividend Period, the Corporation may elect a cash-pay percentage of 0%, 25%, 50%, 75% or 100% of the dividends payable for such Dividend Period, with the remainder payable in the form of Paid-in-Kind Dividends; each portion shall accrue at its applicable rate (i.e., cash dividends at the applicable cash rate and Paid-in-Kind

Dividends at the applicable PIK rate). The Corporation shall provide written notice to the holders of record not less than 10 Business Days prior to the applicable Dividend Payment Date. If the Corporation fails to provide such notice, dividends for such Dividend Period shall be payable in Paid-in-Kind Dividends. Dividends shall be payable on the Accreted Liquidation Preference and shall be cumulative. Paid-in-Kind Dividends shall compound quarterly in accordance with Section 3(c). Any cash dividend not paid on the applicable Dividend Payment Date shall remain due and payable and shall thereafter accrue at the applicable PIK rate until paid in full.
The amount of dividends payable on the Series A Preferred Stock shall be calculated on the basis of a 360-day year of twelve 30-day months. Dollar amounts resulting from those calculations shall be rounded to the nearest cent, with one-half cent being rounded upward.
Each dividend on the Series A Preferred Stock shall be paid to the holders of record of the shares of the Series A Preferred Stock as they appear on the stock register of the Corporation on such record date, not more than 30 days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors or a duly authorized committee of the Board of Directors. In the event that any Dividend Payment Date falls on a day that is not a Business Day, the dividend payment due on that date shall be postponed to the next day that is a Business Day and no additional dividends shall accrue as a result of that postponement.
(b)Dividends on shares of the Series A Preferred Stock shall be cumulative. To the extent that any dividends on shares of the Series A Preferred Stock with respect to any Dividend Period are not declared and paid in cash, and the Corporation has not elected to settle such dividends in the form of Paid-in-Kind Dividends, such unpaid dividends shall accumulate and remain payable and shall thereafter accrue at the applicable PIK rate until paid in full, and the Corporation shall not declare or pay dividends on, or make distributions with respect to, shares of Common Stock or any other capital stock of the Corporation ranking junior to the Series A Preferred Stock until all accumulated and unpaid dividends on the Series A Preferred Stock have been declared and paid in full or a sum sufficient for the payment thereof has been set aside.
(c)If the Corporation elects to pay all or any portion of a dividend in the form of Paid-in-Kind Dividends for any Dividend Period, then, on the applicable Dividend Payment Date, the Accreted Liquidation Preference of each outstanding share of Series A Preferred Stock shall be increased by an amount equal to the per-share amount of the Paid-in-Kind Dividend payable on such share for such Dividend Period (such increase, a “Paid-in-Kind Dividend” or “PIK Dividend”). Paid-in-Kind Dividends shall be effected by an increase in the Accreted Liquidation Preference of each outstanding share and shall not result in the issuance of additional shares of Series A Preferred Stock. Paid-in-Kind

Dividends shall be added to, and thereafter constitute a part of, the Accreted Liquidation Preference and shall compound quarterly on each Dividend Payment Date.
(d)No full dividends shall be declared or paid or set aside for payment on preferred stock of any series ranking as to dividends on a parity with or junior to the Series A Preferred Stock for any period unless full dividends on the shares of the Series A Preferred Stock for the most recently completed Dividend Period have been or contemporaneously are declared and paid in full (whether in cash, Paid-in-Kind Dividends, or a combination thereof) (or have been declared and a sum sufficient for the payment thereof has been set aside for such payment). When dividends are not paid in full as aforesaid upon the shares of the Series A Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared and paid upon the shares of the Series A Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock shall be declared and paid pro rata.
(e)So long as any shares of the Series A Preferred Stock are outstanding, (i) no dividend (other than a dividend in Junior Stock or Parity Stock) shall be declared or paid or a sum sufficient for the payment thereof set aside for such payment or other distribution declared or made upon any Junior Stock, and (ii) no Junior Stock or Parity Stock shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such capital stock) by the Corporation (except (1) by conversion into or exchange for Junior Stock, (2) as a result of reclassification into Junior Stock, (3) through the use of the proceeds of a substantially contemporaneous sale of shares of Junior Stock or, in the case of Parity Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock, (4) in the case of Parity Stock, pursuant to pro rata offers to purchase all or a pro rata portion of the shares of the Series A Preferred Stock and such Parity Stock, (5) in connection with the satisfaction of the Corporation’s obligations pursuant to any contract entered into in the ordinary course prior to the beginning of the most recently completed Dividend Period, or (6) any purchase, redemption or other acquisition of Junior Stock pursuant to any employee, consultant or director incentive or benefit plans or arrangements of the Corporation or any of its subsidiaries (including any employment, severance or consulting arrangements) adopted before or after the initial issuance of Series A Preferred Stock), unless, in each case, full dividends on all outstanding shares of the Series A Preferred Stock shall have been declared and paid (or declared and a sum sufficient for the payment thereof set aside for such payment) in respect of the most recently completed Dividend Period. In addition to the foregoing, proceeds of the Series A Preferred Stock shall not be used to fund dividends, distributions or repurchases of Junior Stock, or to make payments to Affiliates of the Corporation outside the ordinary course of business, in each case other than as expressly agreed in the

Agreement; provided, however, that notwithstanding the foregoing sentence or any other provision of this Certificate of Designations, the Corporation or its Subsidiaries may use the proceeds of the Series A Preferred Stock to make principal, interest or premium payments on indebtedness of Teamshares Dependable Capital, LLC and its subsidiaries.
Subject to the conditions in this Section 3, and not otherwise, dividends (payable in cash, capital stock, or otherwise), as may be determined by the Board of Directors or a duly authorized committee of the Board of Directors, may be declared and paid on the Common Stock and any Junior Stock or Parity Stock from time to time out of any assets legally available for such payment, and the holders of the Series A Preferred Stock shall not be entitled to participate in those dividends.
Section 4.Liquidation Preference.
(a)Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of the shares of the Series A Preferred Stock shall be entitled to receive and to be paid out of the assets of the Corporation legally available for distribution to its stockholders, before any payment or distribution shall be made on any Junior Stock, an amount per share equal to the Accreted Liquidation Preference, plus an amount equal to all accrued and unpaid dividends not already included in the Accreted Liquidation Preference (whether or not declared) on each such share to the date of payment.
(b)After the payment to the holders of the shares of the Series A Preferred Stock of the full preferential amounts provided for in this Section 4, the holders of the Series A Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.
(c)If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the amounts payable with respect to the shares of the Series A Preferred Stock and any other shares of capital stock ranking as to any such distribution of assets of the Corporation on a parity with the shares of the Series A Preferred Stock are not paid in full, the holders of the shares of the Series A Preferred Stock and of such other shares shall share ratably in any such distribution of assets of the Corporation in proportion to the full respective distributions to which they are entitled.
(d)Neither the sale of all or substantially all of the property or business of the Corporation, nor the merger or consolidation of the Corporation into or with any other entity or the merger or consolidation of any other entity into or with the Corporation, shall be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary, of the Corporation for the purposes of this Section 4.

Section 5.No Preemption; No Conversion. The holders of the Series A Preferred Stock shall not have any preemptive rights. The shares of Series A Preferred Stock shall not be convertible into or exchangeable for shares of Common Stock or any other class or series of capital stock or other securities of the Corporation. No holder of Series A Preferred Stock shall have any right to cause or require the Corporation to convert or exchange any shares of Series A Preferred Stock into or for any other securities, cash, property or other consideration.
Section 6.Voting Rights.
(a)The Series A Preferred Stock shall have no voting, consent or veto rights, whether as a separate class or otherwise, except as expressly required by a non-waivable provision of the General Corporation Law of the State of Delaware.
(b)To the extent, if any, that the Series A Preferred Stock is entitled to vote on any matter as expressly required by the General Corporation Law of the State of Delaware, each share of the Series A Preferred Stock shall be entitled to one vote.
Section 7.Redemption.
(a)Optional Redemption.
The Corporation may not redeem the Series A Preferred Stock during the period from the original issue date to, but excluding, the second anniversary of the original issue date (the “Non-Call Period”), except as provided in the following paragraph.
During the Non-Call Period, the Corporation may redeem the Series A Preferred Stock, in whole or in part, upon payment of a redemption price per share equal to the Accreted Liquidation Preference of such share, plus the Make-Whole Amount (as defined below), plus all accumulated and unpaid dividends (whether or not declared) on such share to, but excluding, the redemption date. The “Make-Whole Amount” shall mean, with respect to any share of Series A Preferred Stock, the present value, as of the redemption date, of the remaining scheduled dividend payments (calculated at the applicable PIK dividend rate) that would have been payable on such share from the redemption date through the end of the Non-Call Period, plus the applicable redemption premium that would have been payable at the end of the Non-Call Period (2% of the Accreted Liquidation Preference of such share), discounted to the redemption date on a quarterly basis at a rate equal to the Treasury Rate (as defined below) plus 50 basis points.
For purposes of this Section 7(a), “Treasury Rate” shall mean the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 or, if such release is no longer published, any comparable or successor publication) most nearly equal to the period from the redemption date to the end of the Non-Call Period; provided that if the period from the redemption date to the end of the Non-Call Period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation from the weekly average yields of United States Treasury securities for which such yields are given.
Following the expiration of the Non-Call Period, the Corporation, at the option of the Board of Directors or any duly authorized committee of the Board of Directors, may redeem, out of assets legally available therefor, the Series A Preferred Stock in whole at any time or from time to time in part, at the following redemption prices (expressed as a percentage of the Accreted Liquidation Preference per share), plus all accumulated and unpaid dividends (whether or not declared) on such share to, but excluding, the redemption date:
(i)from the second anniversary of the original issue date to, but excluding, the third anniversary of the original issue date: 102% of the Accreted Liquidation Preference;
(ii)from the third anniversary of the original issue date to, but excluding, the fourth anniversary of the original issue date: 101% of the Accreted Liquidation Preference; and
(iii)from and after the fourth anniversary of the original issue date: 100% of the Accreted Liquidation Preference (i.e., at par).
(b)Mandatory Redemption at Option of Holders.
At any time on or after the seventh anniversary of the original issue date, the holders of at least a majority of the outstanding shares of Series A Preferred Stock may, by written notice delivered to the Corporation (a “Redemption Demand”), require the Corporation to redeem all (but not less than all) of the outstanding shares of Series A Preferred Stock at a redemption price per share equal to 100% of the Accreted Liquidation Preference of such share, plus all accrued and unpaid dividends not already included in the Accreted Liquidation Preference on such share to, but excluding, the mandatory redemption date (the “Mandatory Redemption Price”). A Redemption Demand may be delivered by the holders beginning on the date that is six months prior to the seventh anniversary of the original issue date, such that the Mandatory Redemption Date may occur on the seventh anniversary. Any Redemption Demand shall specify a mandatory redemption date that is not less than six months after the date of delivery of such Redemption Demand (the “Mandatory Redemption Date”).
If the Corporation is unable to complete the redemption of all outstanding shares of Series A Preferred Stock on the Mandatory Redemption Date (a “Failed Redemption”), the unpaid redemption obligation shall remain outstanding until satisfied in full:

(i)any Step-Down Rate then in effect shall immediately cease to apply, the Initial Rate shall be reinstated, and the applicable cash dividend rate and PIK dividend rate shall each be increased by 200 basis points (2.00%) per annum, in each case effective as of the Mandatory Redemption Date and continuing for so long as the redemption obligation remains outstanding;
(ii)the Corporation shall be required to use commercially reasonable efforts to pursue a financing or liquidity process reasonably designed to fund the redemption of the Series A Preferred Stock as promptly as practicable, including engaging an investment bank of nationally recognized standing to assist in such financing process; and
(iii)until the redemption obligation is satisfied in full, the Corporation shall not declare or pay any dividend or distribution, or redeem, repurchase or otherwise acquire, any Junior Stock, or voluntarily repay any subordinated or junior obligations, in each case subject to the exceptions set forth in Section 3(e) (including in the last sentence of such Section); provided, further, that this clause (iii) shall not prohibit the Corporation or any of its Subsidiaries from refinancing existing indebtedness with the proceeds of new indebtedness.
The increased dividend rate set forth in clause (i) above shall remain in effect until all outstanding shares of Series A Preferred Stock have been redeemed in full.
(c)Change of Control Redemption. Upon the occurrence of a Change of Control (as defined below), the Corporation shall be required to redeem all outstanding shares of Series A Preferred Stock at a redemption price per share equal to the applicable redemption price under Section 7(a) (including any applicable make-whole or call premium based on the date of such Change of Control), calculated on the basis of the Accreted Liquidation Preference of such share plus all accrued and unpaid dividends not already included in the Accreted Liquidation Preference to, but excluding, the redemption date. Consummation of any Change of Control shall be conditioned upon such redemption occurring concurrently with or immediately prior to the consummation of such Change of Control. “Change of Control” means a transaction or series of related transactions which would result in the then-existing Corporation stockholders (on an as-converted or as-exchanged basis) prior to the transaction, or prior to the first transaction if a series of related transactions, no longer having, directly or indirectly, a voting interest of fifty percent (50%) or more of the Corporation or any successor company.
(d)No Sinking Fund. The Series A Preferred Stock shall not be subject to any sinking fund or other obligation to redeem or repurchase the Series A Preferred Stock, except as expressly provided in this Section 7.

(e)Redemption Notice. Notice of every redemption of shares of the Series A Preferred Stock pursuant to Section 7(a) shall be mailed by first class mail, postage prepaid, or delivered by nationally recognized overnight courier, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the stock register of the Corporation. Such mailing or delivery shall be at least 15 days and not more than 60 days before the date fixed for redemption. Each notice of redemption shall state (i) the redemption date; (ii) the number of shares to be redeemed; (iii) the redemption price; (iv) the place or places where the certificates are to be surrendered; and (v) that dividends on the shares to be redeemed shall cease to accrue on the redemption date.
(f)Partial Redemption. In the case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata from the holders of record in proportion to the number of shares held by such holders, by lot or in such other manner as the Board of Directors may determine to be fair and equitable.
(g)Effect of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been irrevocably deposited by the Corporation with a bank or trust company selected by the Board of Directors (the “Depositary Company”), in trust for the pro rata benefit of the holders of the shares called for redemption, then, on and after the redemption date all shares so called for redemption shall be cancelled and shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue after such redemption date, and all other rights with respect to such shares shall forthwith on such redemption date cease and terminate, except for the right of the holders thereof to receive the amount payable on such redemption from the Depositary Company at any time after the redemption date from the funds so deposited, without interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation.
(h)Status of Reacquired Shares. Shares of the Series A Preferred Stock that have been issued and reacquired in any manner, including shares purchased or redeemed, shall (upon compliance with any applicable provisions of the laws of the State of Delaware) be retired and have the status of authorized and unissued shares of the class of preferred stock undesignated as to series and may be redesignated and reissued as part of any series of preferred stock.
Section 8.Anti-Layering. So long as any shares of the Series A Preferred Stock are outstanding, neither the Corporation nor any of its Subsidiaries shall issue, incur, or assume any preferred stock or other equity securities that rank senior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding-up, or that are structurally senior to the Series A Preferred Stock, other than (i) additional shares of Series A Preferred Stock issued by the Corporation in accordance with Section 2.5 of the Agreement in an aggregate Initial Liquidation Preference not exceeding $75,000,000 and (ii) Acquisition-Related Preferred Securities.
Section 9.Minimum Liquidity. The Corporation and its Subsidiaries, collectively, shall not permit unrestricted cash and cash equivalents to fall below $150,000,000, for any reason, (a) at any time prior to the consummation of a Qualified i80 Resolution, or (b) at 11:59 p.m. Eastern time on the date of any repayment, prepayment or other satisfaction of obligations under the i80 Facility.
Section 10.Transfer Restrictions. The offer and sale of the shares of the Series A Preferred Stock have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered, sold, pledged, or otherwise transferred except in compliance with the Securities Act and all applicable state securities laws, and subject to the transfer restrictions and conditions set forth in the Agreement. Notwithstanding the foregoing, holders of the Series A Preferred Stock may transfer shares of the Series A Preferred Stock to their affiliated funds and managed accounts and may transfer shares of the Series A Preferred Stock to their Affiliates, managed funds and other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) without the Corporation’s consent, subject to applicable securities laws.
Section 11.Information and Verification Rights.
(a)Quarterly Compliance Certificates. Within 45 days after the end of the first, second, and third fiscal quarter of the Corporation, and 90 days after the end of the fiscal year of the Corporation, the Corporation shall deliver to each holder of Series A Preferred Stock (or, if applicable, to the holders’ designated representative) an officer’s certificate certifying as to (i) compliance or non-compliance with each of the Step-Down Conditions as of the applicable Step-Down Determination Date, together with reasonably detailed calculations demonstrating the same, (ii) the Accreted Liquidation Preference as of the end of such fiscal quarter and (iii) prior to the consummation of a Qualified i80 Resolution, compliance with the Minimum Liquidity covenant set forth in Section 9.
(b)Public-Side Information. The Corporation shall implement customary public-side and private-side information election and cleansing mechanics so that holders of the Series A Preferred Stock may elect to receive only information that does not constitute material non-public information, in each case sufficient to permit such holders to monitor the Series A Preferred Stock and the Step-Down Conditions without being required to receive material non-public information.
Section 12.Amendment of Resolution. The Board of Directors reserves the right from time to time to increase or decrease the number of shares that constitute the Series A Preferred Stock,

but not below the number of shares then outstanding or above 300,000, and otherwise to amend this Certificate of Designations to the extent permitted by applicable law, this resolution and the Second Amended and Restated Certificate of Incorporation. Notwithstanding anything to the contrary herein, the Corporation shall not, without the written consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, amend, alter or repeal this Certificate of Designations, whether directly or through an amendment to the Second Amended and Restated Certificate of Incorporation, solely to the extent that such amendment, alteration or repeal would:
i.reduce the dividend rate applicable to the Series A Preferred Stock, change the cumulative nature of dividends or materially postpone the date on which any dividend is payable;
ii.reduce the Accreted Liquidation Preference or the amount payable in respect of the Series A Preferred Stock upon any liquidation, dissolution, winding up or redemption;
iii.change the ranking of the Series A Preferred Stock as to dividends or distributions upon liquidation, dissolution or winding up;
iv.eliminate or materially and adversely modify any redemption right, redemption premium or Make-Whole Amount applicable to the Series A Preferred Stock;
v.eliminate or materially and adversely modify the anti-layering covenant set forth in Section 8, the minimum-liquidity covenant set forth in Section 9 or the information and compliance-certificate rights set forth in Section 11; or
vi.amend, alter or repeal this Section 12.
For the avoidance of doubt, the consent required by this Section shall not apply to, or confer any right to approve or disapprove, any merger, consolidation, reorganization, financing, issuance of securities, incurrence of indebtedness, acquisition, disposition, change in business, election or removal of directors, or other corporate or operational action, except to the extent that such action includes an amendment, alteration or repeal of this Certificate of Designations having one of the effects specifically described in clauses (i) through (vi).
Section 13.Rank. The Series A Preferred Stock shall be of senior rank to all Junior Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation.
Section 14.Miscellaneous.
(a)The headings of the various sections and subsections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(b)All notices required or permitted to be given hereunder shall be given in accordance with the provisions of the Agreement, or, if the Agreement is no longer in effect, to the holders of record at their respective last addresses appearing on the stock register of the Corporation.
(c)If any term or provision hereof is held to be invalid, illegal or unenforceable in any respect, all other terms and provisions hereof shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.
(d)This Certificate of Designations and the rights and obligations of the holders of the Series A Preferred Stock shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law principles.
(e)No failure or delay on the part of the Corporation or any holder of the Series A Preferred Stock in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Corporation and that the facts herein stated are true, and accordingly has hereunto set his or her hand as of this 23rd day of September, 2026.
TEAMSHARES INC.

By: _/s/ Michael Ashby Sutherland Brown______________________
Name:    Michael Ashby Sutherland Brown
Title:    Chief Executive Officer